Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: February 18, 2021

Fox Business Interview: Transcript

Corporate Participants:

Adam Goldstein, Co-Founder and Co-CEO of Archer Aviation Inc.

The following is a transcript of a Fox Business interview

Speaker
Interviewer

I tell you I am fascinated by that plane right there. That is an electric plane. It’s from Archer Aviation. It’s a vertical takeoff and landing machine for want of a better word. And now the gentleman is going to be on the left or right hand side of your screen is Adam Goldstein, he is the Co-CEO of Archer Aviation, which is producing these electric planes.

Uh Adam I really want to talk to you because I’m absolutely fascinated by the idea of a short up vertical takeoff and landing electric plane. When can I get into one of those things at an American airport and fly in it? When can I do that?

Adam	Alright well, it’s great to be here. So Archer is building electric aircraft, and as you said these are takeoff and landing vehicles that travel 150 miles per hour up to 60 miles, including reserves. And so this big step change in technology that we’ve seen in this past decade allows us to now build and certify these fully electric aircraft. So we will be certifying these vehicles and taking them to market here in 2024. And this move to electric really means that you can build these vehicles that will be low cost, they’ll be safe, there will be low noise and there will be zero emissions.
Interviewer	Why is an electric plane cheaper to make and build than a normally jet fuel plane?
Adam	Yeah, that’s a great question. So I think really the step to electric really allows you to significantly reduce the total number of parts. And so, if we compared it to like a helicopter for say. The helicopter market is actually a pretty decent size market. There’s about 10 to 15,000 helicopters in the U.S. There’s about 50,000 helicopters worldwide. You think about the helicopter replacement cycle, it’s about a half a trillion dollar industry right there. So these vehicles that we’re building while electric, you can scale down all the electric motors and allow yourself to put a lot of redundancy in these vehicles. So you have less parts, and then you also have lots of redundancy built into them. So electric also allows you to heavily utilize these vehicles and so your maintenance is way lower, your fuel cost is way lower and if you can utilize the vehicles you can ultimately drive the cost down on a per-trip basis. So it really allows this vehicle that was historically used for the rich people to be now affordable to the masses. So, let’s say for example, you know, my friend Floyd wanted to fly from JFK to Manhattan. Right? That’s typically a trip you’d drive that would take you like 90 minutes. That’s the type of trip that you can now do in 10 minutes and that’s why I’m really excited here, because it’s a product, I think that everybody wants access to but historically has been unaffordable. And now with electric it’s affordable – could be affordable for everybody.
Interviewer	Look, I find it fascinating. I missed the electric car revolution. I’m not going to miss the electric plane revolution. But you tell me, Adam, where are you building these planes?
Adam	Yeah, so we’re building them right here in Palo Alto California. And so this really just this amazing set of trends that are all taking place and coming together. You have battery technology advancing, yes, sustainability on the ground and now in the air and then ultimately you have consumers starting to accept electric technology. And so, I think if we just take a step back here and try to understand kind of what’s happening here. There’s a lot of people that will talk about “Wow flying cars. This is a little crazy.” It’s actually not really crazy. We’ve been working on this technology now for almost a decade and the FAA talks about it pretty openly too. You can go online and check out Jay Merkle from the FAA talking about these vehicles being certified and how he’s saying you will see these vehicles in production here within the next few years. I think all this was really validated when United Airlines really partnered with Archer here and purchased 200 aircraft with its billion dollar pre-order, which they plan to start flying in 2024. So this is helping people with these trips you know that were typically take a lot of time that can now be low emissions. These are trips that used to be only reserved for people that could take them in helicopters that will now be really just available to the masses.
Interviewer	Fascinating. I thought it was a joke – flying taxis – but it’s not. I want be a customer of yours in 2024. I want to be in on this. Adam, I’m sorry I’m out of time but it was a pleasure having you on the show. Please come back and see us again soon. Thank you sir.
Adam	Absolutely.
Interviewer	You got it.

END OF INTERVIEW

Additional Information

In connection with the proposed business combination between Atlas Crest Investment Corp. (“Atlas”) and Archer Aviation Inc. (“Archer”) (the “Business Combination”), Atlas intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the proxy statement/prospectus in connection with Atlas’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination, and such information and names of Archer’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Atlas’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to and hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in our securities following the business combination if it fails to meet the expectations of investors or securities analysts; our inability to protect our intellectual property rights from unauthorized use by third parties; our need for and the availability of additional capital; cybersecurity risks; the dual class structure of our common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s final prospectus filed on October 29, 2020, under the heading “Risk Factors,” and other documents of Atlas Crest filed, or to be filed, with the SEC.  If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Atlas presently does not know or that Atlas currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Atlas’ expectations, plans or forecasts of future events and views as of the date of this communication. Atlas anticipates that subsequent events and developments will cause Atlas’ assessments to change. However, while Atlas may elect to update these forward-looking statements at some point in the future, Atlas specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.